# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEUROPACE, INC., CIK 0001528287
CUSIP: 641288105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 455 N. Bernardo Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001752427

## Reporting persons
- Soleus Private Equity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 310,321; sole dispositive power 0; shared dispositive power 310,321; aggregate amount beneficially owned 310,321 (0.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus Private Equity Fund I, L.P. ("Soleus PE"). Soleus Private Equity GP I, LLC ("Soleus PE GP") is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, Soleus Capital Management, L.P. ("SCM") is the investment manager for each of Soleus PE and Soleus Capital Master Fund, L.P. ("Master Fund"), and Soleus GP, LLC ("Soleus GP") is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP I, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of NeuroPace, Inc. (the "Issuer") outstanding as October 31, 2025, as set forth on the cover of the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 that was filed with the Securities and Exchange Commission on November 4, 2025 (the "Form 10-Q").
- Soleus Private Equity GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 310,321; sole dispositive power 0; shared dispositive power 310,321; aggregate amount beneficially owned 310,321 (0.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP I, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus PE GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 310,321; sole dispositive power 0; shared dispositive power 310,321; aggregate amount beneficially owned 310,321 (0.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC and Soleus GP. Each of Mr. Levy, Soleus PE GP I, LLC, Soleus PE GP, SCM and Soleus GP disclaims beneficial ownership of these shares held by Soleus PE other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,638,507; sole dispositive power 0; shared dispositive power 2,638,507; aggregate amount beneficially owned 2,638,507 (7.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,638,507; sole dispositive power 0; shared dispositive power 2,638,507; aggregate amount beneficially owned 2,638,507 (7.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,638,507; sole dispositive power 0; shared dispositive power 2,638,507; aggregate amount beneficially owned 2,638,507 (7.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Soleus PE and for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,948,828; sole dispositive power 0; shared dispositive power 2,948,828; aggregate amount beneficially owned 2,948,828 (8.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP I, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,948,828; sole dispositive power 0; shared dispositive power 2,948,828; aggregate amount beneficially owned 2,948,828 (8.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP I, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,129; shared voting power 2,948,828; sole dispositive power 9,129; shared dispositive power 2,948,828; aggregate amount beneficially owned 2,957,957 (8.9% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus PE and by Master Fund. Soleus PE GP is the sole general partner of Soleus PE, Soleus PE GP I, LLC is the sole manager of Soleus PE GP, SCM is the investment manager for Soleus PE, and Soleus GP, LLC is the sole general partner of SCM. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of Soleus PE GP I, LLC, SCG and Soleus GP. Each of Soleus PE GP, Soleus PE GP I, LLC, Soleus Capital, LLC, SCG, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held directly by Soleus PE and Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage set forth in row 11 is calculated based upon 33,307,734 shares of the common stock of the Issuer outstanding as of October 31, 2025, as set forth on the cover of the Form 10-Q.

## Item 1. Issuer
Name of issuer: NEUROPACE, INC.
Address of issuer's principal executive offices: 455 N. Bernardo Avenue, Mountain View, CA 94043

## Item 2. Person Filing
Name of person filing:
Soleus Private Equity GP I, LLC
Soleus Private Equity Fund I, L.P.
Soleus PE GP I, LLC
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Private Equity GP I, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Private Equity Fund I, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus PE GP I, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital Master Fund, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital Group, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital Management, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus GP, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830
Citizenship:
Soleus Private Equity GP I, LLC - Delaware
Soleus Private Equity Fund I, L.P. - Delaware
Soleus PE GP I, LLC - Delaware
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

Soleus Private Equity GP I, LLC - 310,321
Soleus Private Equity Fund I, L.P. - 310,321
Soleus PE GP I, LLC - 310,321
Soleus Capital Master Fund, L.P. - 2,638,507
Soleus Capital, LLC - 2,638,507
Soleus Capital Group, LLC - 2,638,507
Soleus Capital Management, L.P. - 2,948,828
Soleus GP, LLC - 2,948,828
Guy Levy - 2,957,957
Percent of class:
Soleus Private Equity GP I, LLC - 0.9%
Soleus Private Equity Fund I, L.P. - 0.9%
Soleus PE GP I, LLC - 0.9%
Soleus Capital Master Fund, L.P. - 7.9%
Soleus Capital, LLC - 7.9%
Soleus Capital Group, LLC - 7.9%
Soleus Capital Management, L.P. - 8.9%
Soleus GP, LLC - 8.9%
Guy Levy - 8.9%
Sole power to vote or to direct the vote: Guy Levy - 9,129
Shared power to vote or to direct the vote:
Soleus Private Equity GP I, LLC - 310,321
Soleus Private Equity Fund I, L.P. - 310,321
Soleus PE GP I, LLC - 310,321
Soleus Capital Master Fund, L.P. - 2,638,507
Soleus Capital, LLC - 2,638,507
Soleus Capital Group, LLC - 2,638,507
Soleus Capital Management, L.P. - 2,948,828
Soleus GP, LLC - 2,948,828
Guy Levy - 2,948,828
Sole power to dispose or to direct the disposition: Guy Levy - 9,129
Shared power to dispose or to direct the disposition:
Soleus Private Equity GP I, LLC - 310,321
Soleus Private Equity Fund I, L.P. - 310,321
Soleus PE GP I, LLC - 310,321
Soleus Capital Master Fund, L.P. - 2,638,507
Soleus Capital, LLC - 2,638,507
Soleus Capital Group, LLC - 2,638,507
Soleus Capital Management, L.P. - 2,948,828
Soleus GP, LLC - 2,948,828
Guy Levy - 2,948,828

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Private Equity Fund I, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Private Equity GP I, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus PE GP I, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy (11/07/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)